PRIVATE OFFERING NOTICE

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                           Merrill Lynch & Co., Inc.
                            SUMmation Securities(SM)
               Linked to the Performance of the S&P 500(R) Index
                              due        , 2008
                      US$10 principal amount per security

                            Private Offering Notice

                                 Summary Terms

The securities:                        Payment at maturity:
o No interest payments over the term   o The amount investors receive at
of the securities; however, in no      maturity will be based upon the sum of
event will investors receive less      the monthly returns of the S&P 500
than $11.00 per $10.00 principal       Index during the term of the
amount at maturity.                    securities. The amount payable at
                                       maturity on each unit of the
o Payment at maturity is linked to     securities will equal the greater of
the monthly percentage changes in the  (i) $11.00 or (ii) $10.00 plus the
values of the S&P 500 Index during     product of $10.00 multiplied by the
the term of the securities, subject    sum of the monthly percentage changes
to a maximum percentage increase per   of the S&P 500 Index over the term of
month as described in the prospectus   the securities as described below.
supplement.
                                       o The monthly percentage changes in
o The minimum initial investment in    the value of the S&P 500 Index are
the securities is US$50,000.           calculated for each month over the
                                       term of the securities, as described
o The maturity date is expected to     in the prospectus supplement, and are
fall between February 2008 and August  subject to a maximum monthly
2008. The actual maturity date will    percentage increase of 4%. Therefore,
be determined on the date the          the maximum amount investors could
securities are priced for initial      receive at maturity is expected to be
sale to the public and will be         between $32.80 and $35.20 per unit
disclosed in the final prospectus      depending upon the final maturity
supplement delivered in connection     date. However, in order for investors
with sales of the securities.          to receive this maximum amount, the
                                       value of the S&P 500 Index must
o Expected settlement date: May  ,     increase by at least 4% per month
2003.                                  throughout the term of the securities,
                                       which we consider very unlikely to
                                       happen. The monthly percentage
                                       decreases in the value of the S&P 500
                                       Index are not subject to any limit.
                                       However, in no event will investors
                                       receive less than $11.00 for each unit
                                       of the securities.

The securities (the "Securities"), the subject of the attached offering document (the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Securities are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of the Company.

The discussion contained in the Offering Document relating to the tax implications of investing in the Securities is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the U.S. Accordingly, investors should consult their local tax advisor before making an investment in the Securities.

This Notice and the Offering Document have been issued by Merrill Lynch & Co., Inc. (the "Company") for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Securities. Attention is drawn in particular to risk factors on pages S-7 to S-9 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

                            PRIVATE OFFERING NOTICE

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Investors in the United Kingdom should be aware that Merrill Lynch, Pierce,
Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Securities, has no place of business in the UK and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the UK, and the UK rules for the protection of private investors and the UK Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for UK investors.

Investors should also note the following:

     (a) The Securities are denominated in United States dollars. Investors that purchase securities with a currency other than U.S. dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

     (b) The price and value of the Securities and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he invested.

     (c) Investment in the Securities may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Securities and the suitability of purchasing the Securities in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

     (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any Securities.

     (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Securities.

     (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.


                    The date of this Notice is May 6, 2003.

        This Notice supplements the Preliminary Prospectus Supplement, dated May 6, 2003,
                 and the Prospectus, dated September 25, 2002.